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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 12b-25
                          NOTIFICATION OF LATE FILING

                        Commission File Number 000-24969

(Check One):  [X] Form 10-K and Form 10-KSB  [ ]Form 11-K     [ ] Form 20-F
              [ ]Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:    June 30, 2002
                  ------------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:      Not Applicable
                                     -----------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification
relates:    Not Applicable
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                                     PART 1
                             REGISTRANT INFORMATION

Full Name of Registrant: mPhase Technologies, Inc.
                         -----------------------------------------------------

Former Name Tecma Laboratories, Inc.
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Address of Principal Executive Office 587 Connecticut Avenue, PO Box 566,
                                      -----------------------------------
Norwalk, Connecticut 06854-0566
City, State and Zip Code

                                    PART Il
                            Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      the subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why the reports could not be filed within the prescribed time period.

Management needs additional time to review and document information contained in this filing.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Ronald A. Durando, President      (203) 838-2741
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         (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).   [X]  Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                           [ ]  Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV - Item (3)

Explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year.

       No significant changes are expected in the fourth quarter results.

                           MPHASE TECHNOLOGIES, INC.

has caused this notification to be signed on its behalf the undersigned thereunto duly authorized.

Date:    September 30, 2002        By: /s/ Ronald A. Durando
       --------------------            -----------------------------------
                                      President and Chief Executive Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18U.S.C. 1001).